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                                                                    EXHIBIT 99.3
                             BANK SOUTH CORPORATION
                            55 Marietta Street, N.W.
                             Atlanta, Georgia 30303
Dear Shareholder:
     You are cordially invited to attend the Special Meeting of Shareholders of
Bank South Corporation ("Bank South"), to be held on December   , 1995, at
         a.m., at                   , Atlanta, Georgia.
     In connection with this meeting, holders of Bank South common stock are being asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Agreement"), pursuant to which Bank South Corporation will merge (the "Merger") with and into NationsBank Corporation ("NationsBank").
     Upon consummation of the Merger, each outstanding share of Bank South common stock will be converted into the right to receive 0.44 shares of NationsBank common stock. It is expected that the Merger will be tax-free to
Bank South's shareholders for federal income tax purposes.
     Based on the $         last reported sale price per share of NationsBank
common stock on The New York Stock Exchange on                   , 1995, each
share of Bank South common stock would have been converted into the right to
receive NationsBank common stock having a market price of $         at such
time. The actual value of the NationsBank common stock to be exchanged for Bank South common stock will depend on the market price of the NationsBank common stock at the time the Merger is consummated.
     Consummation of the Merger is subject to certain conditions, including obtaining the requisite approvals of Bank South's shareholders and the appropriate regulatory authorities. As further described in the accompanying Proxy Statement/Prospectus, the Board of Directors of Bank South has the right to terminate the Agreement in the event that the average price of NationsBank common stock during a ten-day valuation period ending on the date of approval of the Merger by the Board of Governors of the Federal Reserve System is below $52.169 or, in certain circumstances, is below $49.10, unless NationsBank elects to increase the exchange ratio as provided in the Agreement.
     BANK SOUTH SHAREHOLDERS ARE URGED TO READ CAREFULLY THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, INCLUDING THE APPENDICES THERETO, WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Whether or not you personally attend the meeting, you should complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible. If you attend the meeting, you may vote in person, whether or not you have previously submitted a proxy.
     THE BOARD OF DIRECTORS OF BANK SOUTH HAS APPROVED THE AGREEMENT AND
BELIEVES THAT THE MERGER IS FAIR TO, AND IS IN THE BEST INTERESTS OF, SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE
SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.
                                         Sincerely,
                                         PATRICK L. FLINN
                                         CHAIRMAN OF THE BOARD AND
                                         CHIEF EXECUTIVE OFFICER